January 29, 2010	Filed via Edgar

Mr. Kevin W. Vaughn
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:           Response to Letter dated January 12, 2010

Dear Mr. Vaughn,

With regard to your follow up letter dated January 12, 2010 related to our response letter filed on November 25, 2009; we are pleased to provide the following explanations and clarifications;

Form 10-K for the period ended December 31, 2008:

1.	Please refer to your response to comment 1 of our letter dated November 10, 2009 and provide us a draft of the disclosure to be included in future filings in response to the comment.

Response:
The following is the Lending Policies disclosure taken directly from our draft 2009 Form 10-K, which incorporates the requested additions:

Lending Policies
Loan Policies. Although we maintain a competitive approach to lending, we strive to underwrite high quality loans.  We employ written loan policies that contain general lending guidelines and are subject to periodic review and revision by our Board Loan and Investment Committee and our Board of Directors. These policies relate to loan administration, documentation, approval and reporting requirements for various types of loans.

Our loan policies include procedures for oversight and monitoring of our lending practices and loan portfolio. We seek to make sound loans, while recognizing that lending money involves a degree of business risk. Our loan policies are designed to assist in managing the business risk involved in making loans. These policies provide a general framework for our lending operations, while recognizing that not all loan outcomes and results can be anticipated. Our loan policies instruct lending personnel to use care and prudent decision-making and to seek the guidance of our Chief Executive Officer, Chief Lending Officer or the Senior Vice President of Risk Management where appropriate.

Since 2004, we have maintained a separate Credit Department that is generally responsible for the integrity of data used by lending personnel for underwriting decisions.  Additionally, the Credit Department is responsible for providing independent financial analysis and credit assessments for aggregations above $500,000.  The Credit Department also assists in the application of loan policy and the identification of unresolved or potential credit issues.  In 2008, we outsourced our Internal Audit and Loan Review functions to an independent accounting firm.

Our loan policies provide limits for loan-to-value ratios that limit the size of certain types of loans to a maximum percentage of the value of the real estate collateral securing the loans.  The loan-to-value percentage varies by the type of collateral. The Federal Deposit Insurance Corporation Improvement Act of 1991 established regulatory and supervisory loan-to-value limits. Our internal loan-to-value limitations follow those limits and, in certain cases, are more restrictive than those required by regulators.  However, exceptions may be made to these limits and are allowable under the regulatory rules as long as the aggregate balance of these exceptions does not exceed certain capital thresholds.  In late 2006, we tightened our policy surrounding these exceptions, lowering aggregate exception balances by 16% from 2006 to 2007 and by an additional 25% from 2007 to 2008.  Exception balances are below the capital thresholds established by regulatory rules

Our loan policies also establish an “in-house” guideline limit on the aggregate amount of loans to any one borrower. This limit is currently $7.0 million which has been reduced from the guideline of 75% of our legal lending limit, which for 2008 was approximately $7.7 million. This internal limit is subject to review and revision by our Board of Directors from time to time. In addition, our loan policies provide guidelines for (i) personal guarantees, (ii) loans to employees, executive officers and directors, (iii) problem loan identification, (iv) maintenance of an allowance for loan losses (v) interest reserves, and (vi) other matters relating to our lending practices.

The underwriting policies for each loan category are outlined as follows: this was here prior to the new corrections

Commercial and Industrial Loans:
Commercial and Industrial loans are underwritten using an analysis of the businesses current and historic financial statements.  The form of statement required (audit, review, compilation, tax return, or internally prepared) varies depending on the credit size, complexity, and risk.  Financial projections may be required for loans with a term greater than one year.  For all aggregated borrowing relationships in excess of $500,000, a cash flow analysis is completed for each corporate borrower, and a debt-to-income ratio is calculated for each personal guarantor.  For those relationships where reliance is placed on a borrower or guarantor that is involved in several loans, business ventures or real estate projects, both a separate cash flow analysis and a consolidated global cash flow analysis is required.  This is mandatory for all requests that are in excess of five percent of the Bank’s capital. In addition, we review the quality and value of collateral provided to determine the appropriate advance rates and analyze the risks inherent in the business enterprise to determine the appropriate financial covenant package.

Commercial Real Estate Loans:
The Company will consider commercial real estate financing for any feasible project including land loans, acquisition and development loans, construction loans and long-term mortgages for income producing and investment properties.  Loans are not to be extended to developers or builders who have been subject to a foreclosure action or have given a creditor a deed in-lieu of foreclosure.  Commercial Real Estate loans are generally made with full recourse or limited recourse to all principals and owners.

All real estate credit extensions are to meet high standards of quality and are to be in compliance with the Bank’s policies.  Relationship Managers are to comply with each underwriting guideline and explain and document any exceptions.

We will only consider 100% financing (of cost) for commercial real estate projects on an exceptional basis.  We normally require cash or other suitable collateral (marketable securities, first mortgage on other real estate, letter of credit, etc) for the loan amount which exceeds our loan-to-value policy for that type of collateral, to ensure we maintain the appropriate loan-to-value advances rates in our loan policy.  Parameters for allowing 100% financing include a combination of such factors as financial strength of principals (borrower and/or guarantors), strength of secondary repayment sources (guarantors quality and strength of cash flow and/or liquidity of supporting collateral), proven track record of builder/developer, signed leases (for investment properties), pre-sales activity supported by executed contracts and market information that proves a strong market for the type of properties being considered.

Residential Mortgage Loans:
Residential mortgage loans are defined as loans for primary or secondary residences. No rental property loans will be considered under the guidelines for residential mortgage underwriting.  Secondary residences are limited to one unit.  Loans for rental properties are to be considered as business loan requests subject to the Commercial Real Estate guidelines.  Manufactured homes may be considered for the portfolio provided (a) home is a double-wide on a permanent foundation; (b) home was not built prior to 1976; and (c) appraisal is acceptable using appropriate comparable properties.

Loans to be sold into the secondary market are not subject to these guidelines.  Portfolio loans must adhere to all requirements below (they follow the requirements of the purchaser in the secondary market) and to all requirements for consumer credits (except the requirement as to maximum debt-to-income ratio) described herein.

It is the stated goal of the Bank to offer mortgage loans on owner-occupied real estate at competitive rates and terms to customers in our defined lending areas.  Mortgage loan terms should be related to the nature and market value of the security property, as well as income, future earning ability and credit history of the borrower.  Mortgages should be made in anticipation of regular amortization, not foreclosure.

Rates for residential mortgage loans are fixed for the term of the loan.  The company does not underwrite any hybrid loans, adjustable rate loans, or sub-prime loans within its residential portfolio.  Adjustable rate loans are limited to Commercial, Commercial Real Estate, and Home Equity products. The rates for these loans are primarily tied to the Prime Rate as stated in the Wall Street Journal.

Home Equity Loans
Home Equity loans and Home Equity lines of credit are underwritten using the same guidelines and procedures outlined above for residential mortgage loans.  The loan to value maximum for a Home Equity loan or line of credit is capped at 90% of the appraised value.

Consumer Loans
All consumer loans are to be supported by a signed, completed credit application or a credit file memo disclosing loan purpose, applicant’s income and obligations, and repayment terms.  Related documents should include a current or recent credit bureau report.  Unsecured consumer loans of $5,000 and larger must also have a current financial statement on file on a form acceptable to the Company.

Typically, the rates for variable rate loans in all categories are underwritten using the Prime Rate index as stated in the Wall Street Journal.  Typical loan terms on these types of products range from one to five years.

Form 10-Q for the period ended June 30, 2009:

2.
Please refer to your response to comment 3 of our letter dated November 10, 2009.  It remains unclear to us how you determined that the first quarter impairment loss that was recognized in the second quarter was immaterial to the first quarter.  As noted in prior comments, the impairment approximated 12% of pre-tax income.  Your reference to the fact that it was less than $0.01 is not in and of itself an appropriate measure of materiality to your overall financial statements.  Please provide us your full materiality analysis.

Response:

As discussed in our response letters dated October 22, 2009 and November 24, 2009, we discovered that the PreTSL XXV investment had OTTI during the course of finalizing our March 31, 2009 Form 10-Q.  As our general ledger had already been closed and our earnings release had been issued to the public we performed a qualitative and quantitative materiality assessment and determined that the error was not material.  .  The company’s pre-tax income reported for the quarter ended March 31, 2009 was $377,000.  While this error represented 12% of the pre-tax income, the impact on earnings per share was less than $0.01. Given that our net income was small, which inflated the percentage calculation, we also took into account the dollar amount when determining materiality.  Our SAB 99 analysis is attached as exhibit 99.1.  As part of this analysis we considered the following factors:  (1) the misstatement arose from something that is a subjective estimate with a high level of imprecision given the significant number of inputs and judgments that are required (2) the misstatement did not create a change in earnings or other trends (3) the misstatement did not cause us to meet analysts' consensus estimates (4) the misstatement does not change our net loss or net income position (5) the misstatement does not affect our compliance with regulatory requirements (6) the misstatement does not affect our compliance with debt covenants, other contractual requirements or capital requirements (7) the misstatement did not increase management's compensation and (8)  the misstatement did not involve concealing an unlawful transaction.  We recorded the OTTI in the second quarter and also concluded, based on our materiality assessment that the error was not material to the quarter ended June 30, 2009.  We have analyzed the impact of this error from both a qualitative and quantitative standpoint and have concluded that this entry did not have a material impact on the results of operations through March 31, 2009 and June 30, 2009.  The Company’s pre-tax loss reported for the quarter ended June 30, 2009 was $6.5 million.  This error represents less than 1% (0.72%) of that figure.  This amount also only represents approximately 3% of non-interest income.

3.	Please amend your Form 10-Q to present EPS on the face of the income statement. Similarly amend your income statement for the periods ended September 30, 2009.

Response:

The correction to our income statement to include an EPS calculation has been made and amended Forms 10-Q for the periods June 30, 2009 and September 30, 2009 were filed via Edgar on January 28, 2010.  The amended Forms 10-Q include the following paragraph after the cover page:

Explanatory Note:
We are filing this Amendment No. 1 to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, as filed with the Securities and Exchange Commission on August 12, 2009, solely to include a presentment of earnings per share on the face of the income statement.  No other changes have been made to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009, except for the signature block and certification dates, which are dated currently.

Explanatory Note:
We are filing this Amendment No. 1 to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, as filed with the Securities and Exchange Commission on November 16, 2009, solely to include a presentment of earnings per share on the face of the income statement.  No other changes have been made to our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, except for the signature block and certification dates, which are dated currently.

We trust that our responses have adequately addressed your questions.  If you have any questions or need to discuss this information in greater detail, please don’t hesitate to contact me directly at 260-427-7150, via fax at 260-427-7180, or via e-mail at rick.sawyer@towerbank.net.

Sincerely,

/s/:  Richard R. Sawyer

Richard R. Sawyer
Chief Financial Officer

Attachments:   Exhibit 99.1

Exhibit 99.1
MEMORANDUM

To:	File

From:	Rick Sawyer

Date:	May 1, 2009

Re:	Materiality Analysis of OTTI

During the finalization of our March 31, 2009 Form 10-Q we discovered that our PreTSL XXV investment had Other Than Temporary Impairment (OTTI).  Our analysis is currently calculated OTTI on this investment of $47,646, however we are still in the process of evaluating this valuation.  The OTTI valuation is new this quarter and we are working with our outside accounting firm (Crowe Horwath) and investment analysis (First Tennessee) to evaluate our valuation procedures and calculations.

As our books for the first quarter have already been closed, earnings have been released to the public, and we are nearing completion of our Form 10-Q; we are conducting a SAB99 analysis to determine the materiality of the impairment with regard to which quarter we report the impairment in.

The SAB 99 analysis considered the following:

1.	The misstatement arose from something that is a subjective estimate with a high level of imprecision given the significant number of inputs and judgments that are required

This is an entirely new process to us and we are still formulating our calculation procedures.  The calculations use estimates of future cashflows, along with predictive defaults and deferrals by participants.

2.	The misstatement did not create a change in earnings or other trends

While our net income lines for the quarter will be reduced from $377,459 to $329,813 on a pre-tax basis and from $410,225 to $378,779 on an after-tax basis, earnings per share will decrease less than $0.01 per share.  As the analysts tend to review our financial condition based on earnings per share, we feel that this change would have no impact on their assessment of our financial condition.

3.	The misstatement did not cause us to meet analysts' consensus estimates

We are covered by Hilliard Lyons and Howe Barnes.  Hilliard Lyons first quarter estimate for our results was $0.04 per share, while Howe Barnes estimate was $0.03 per share.   Our reported results were $0.10 per share, which well exceeded analyst’s expectations.  Had we recorded the OTTI impairment our EPS would not have been impacted.

4.	The misstatement does not change our net loss or net income position

As stated above, the misstatement would impact our net income by approximately $31,500 (after-tax), but would have no impact on our earnings per share.

5.	The misstatement does not affect our compliance with regulatory requirements

Correct

6.	The misstatement does not affect our compliance with debt covenants, other contractual requirements or capital requirements

Correct

7.	The misstatement did not increase management's compensation

Correct.  Management’s potential incentive compensation is based on the company hitting specific annual income targets which will be determined once the December 31, 2009 financials are finalized.  Quarterly results do not specifically impact the incentive calculations.

8.	The misstatement did not involve concealing an unlawful transaction.

Correct